Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || May 15, 2025

BIRKENSTOCK REPORTS strong fiscal second Quarter 2025 ahead of annual guidance; raises FISCAL 2025 adjusted ebitda guidance to EUR 660-670 million

Birkenstock Holding plc, (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the second quarter ended March 31, 2025. The Company reports second quarter revenue growth of 19%. On a constant currency basis, revenue growth was 18%, ahead of the Company's annual guidance, driven by strong demand for its products across all segments, channels and categories.

The Company now sees Fiscal 2025 revenue growth at the high-end of previous guidance (15-17% in constant currency) and is increasing its adjusted EBITDA margin guidance to a range of 31.3-31.8%, 50 basis points above previous guidance. This implies an adjusted EBITDA target in the range of EUR 660-670 million, up 19-21% year-over-year.

Financial highlights for the second quarter ended March 31, 2025, (compared to the second quarter ended March 31, 2024):

•
Revenue of EUR 574 million, an increase of 19% on a reported basis and 18% in constant currency
•
Strong double-digit revenue growth across all segments; 23% (20% in constant currency) in the Americas, 12% in EMEA (reported and in constant currency) and 30% in APAC (reported and in constant currency)
•
B2B revenue growth of 19% on a reported basis and 18% in constant currency
•
DTC revenue growth of 19% on a reported basis and 17% in constant currency
•
Gross profit margin of 57.7%, up 140 basis points from 56.3% in the second quarter of 2024 due to sales price adjustments (net of input costs), better absorption of the new manufacturing capacity added in September 2023 and favorable currency translation
•
Net profit of EUR 105 million, up 47% from EUR 72 million; EPS of EUR 0.56, up 47% from EUR 0.38
•
Adjusted Net profit of EUR 103 million, up 33% from EUR 77 million; Adjusted earnings per share of EUR 0.55, up 34% from EUR 0.41

•
Adjusted EBITDA of EUR 200 million, up 23% year-over-year; Adjusted EBITDA margin of 34.8%, up 110 basis points from 33.7% a year ago
•
Cash flows used in operating activities was EUR 18 million; operating cash flow was down EUR 68 million year-over-year, primarily due to the timing of tax payments related to prior periods

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “We are off to a very strong start to Fiscal 2025 and now expect to be at the high end of our revenue growth target of 15-17%. Additionally, we are raising our adjusted EBITDA margin target to 31.3-31.8%, implying EUR 660-670 million in adjusted EBITDA. We expect that the tariff situation may create a unique shift in consumer behavior in the footwear category with a split between the few brands, like BIRKENSTOCK, who manage strong brand equity through relative scarcity and those who distribute their products with less discipline and pricing integrity. We will navigate these uncertain times from a position of strength. Our decades-long track record of managing our brand through a consistent engineered distribution strategy puts BIRKENSTOCK in an enviable position to take additional shelf space and gain share. We are a brand with industry leading growth, pricing power, clean inventories, strong profitability, global reach, a very healthy balance sheet and cash generation."

Fiscal second quarter 2025 results demonstrate strong consumer demand for BIRKENSTROCK products

BIRKENSTOCK reports fiscal second quarter 2025 revenue of EUR 574 million, up 19% compared to the fiscal second quarter of 2024 on a reported basis and up 18% in constant currency. Revenue growth was supported by double-digit unit growth and mid-single-digit growth in Average Selling Price (ASP). Closed-toe shoes continue to out-pace the strong double digit growth of sandals, contributing to the higher ASP.

B2B revenue grew 19% on a reported basis and 18% in constant currency, supported by strong sell-in for the important Spring/Summer season of both sandals and closed-toe silhouettes. As expected, DTC revenue growth accelerated in the quarter, up 19% in reported and 17% in constant currency. Double-digit growth in digital as well as very strong retail performance contributed to the improved DTC trends. The Company opened 6 new owned stores during the fiscal second quarter of 2025, bringing the total number of owned retail stores to 77.

Double-digit revenue growth driven by strength in all segments

In the Americas segment, BIRKENSTOCK delivered second quarter revenue growth of 23% on a reported basis and 20% in constant currency. Both B2B and DTC grew at a strong double-digit pace. B2B growth was led by youth, sporting goods, outdoor and department stores. During the quarter, the Company opened a new store in Nashville, bringing the total number of own stores in the Americas segment to ten.

Revenue in EMEA grew 12% in the second quarter of 2025 in reported and constant currency. DTC growth out-paced B2B during the second quarter, with strong growth in both digital and retail. The Company opened new stores in London and Paris, bringing total stores in the EMEA segment to 37.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 30% on a reported and constant currency basis in the second quarter of 2025. The Company continues to invest in this important growth segment and seeks to increase brand awareness by expanding its physical presence. The Company opened three new owned stores, bringing the total in APAC to 30. Additionally, the Company grew the number of mono-brand partner stores by 20%.

2	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested approximately EUR 21 million in capital expenditures in the second quarter of 2025, primarily to expand production capacity.

BIRKENSTOCK ended the quarter with cash and cash equivalents of EUR 235 million and net leverage of 1.8x as of March 31, 2025, in line with 1.8x at September 30, 2024 due to the normal seasonality in working capital. The Company remains committed to further deleveraging its balance sheet with free cash flow, targeting approximately 1.5x net leverage by the end of Fiscal 2025.

Company updates guidance for Fiscal 2025

BIRKENSTOCK is updating its previous guidance for Fiscal 2025 as follows:

•
Revenue growth is expected to be at the high end of 15-17% range in constant currency
•
Adjusted EBITDA margin of 31.3-31.8%, up from 30.8-31.3%, implying an adjusted EBITDA range of EUR 660-670 million for the fiscal year

3	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Conference call information

BIRKENSTOCK will host a call to discuss fiscal second quarter 2025 results on May 15, 2025, at 8:00 a.m. Eastern Time (1:00 p.m. British Summer Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 159335. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 52272. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, and a deterioration of the macroeconomic situation generally, and our ability to react to any of them; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

6	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Revenue	574,330	481,244	936,049	784,168
Cost of sales	(242,756)	(210,084)	(386,441)	(328,140)
Gross profit	331,574	271,160	549,608	456,028
Selling and distribution expenses	(126,501)	(113,155)	(244,656)	(216,639)
General and administrative expenses	(32,447)	(19,986)	(56,551)	(54,377)
Foreign exchange gain (loss)	2,570	(5,483)	(9,301)	(17,138)
Other income (expense), net	127	(25)	253	206
Profit from operations	175,323	132,511	239,353	168,080
Finance cost, net	(25,612)	(27,389)	(50,390)	(63,439)
Profit before tax	149,711	105,122	188,963	104,641
Income tax expense	(44,598)	(33,470)	(63,731)	(40,144)
Net profit	105,113	71,652	125,232	64,497

Earnings per share
Basic	0.56	0.38	0.67	0.34
Diluted	0.56	0.38	0.67	0.34
Shares	187,829,202	187,825,592	187,829,202	187,370,399

7	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(In thousands of Euros)

	March 31,	September 30,
	2025	2024
Assets
Non-current assets
Goodwill	1,576,481	1,554,621
Intangible assets (other than goodwill)	1,658,872	1,639,393
Property, plant and equipment	333,608	318,843
Right-of-use assets	176,981	171,334
Deferred tax assets	1,267	117
Other assets	29,113	37,351
Total non-current assets	3,776,322	3,721,659
Current assets
Inventories	699,824	624,807
Trade and other receivables	248,659	114,302
Current tax assets	11,488	11,263
Other current assets	53,816	57,065
Cash and cash equivalents	235,399	355,843
Total current assets	1,249,186	1,163,280
Total assets	5,025,508	4,884,939
Shareholders' equity and liabilities
Shareholders' equity	2,792,922	2,625,019
Non-current liabilities
Loans and borrowings	1,170,874	1,169,965
Tax receivable agreement liability	338,140	344,590
Lease liabilities	148,298	143,199
Other provisions	5,898	4,867
Deferred tax liabilities	142,062	131,003
Deferred income	13,941	13,737
Other liabilities	4,887	4,666
Total non-current liabilities	1,824,100	1,812,027
Current liabilities
Loans and borrowings	29,721	24,670
Tax receivable agreement liability	35,598	15,300
Lease liabilities	41,810	40,874
Trade and other payables	128,632	136,280
Accrued liabilities	29,511	29,411
Other financial liabilities	9,029	3,971
Other provisions	22,105	31,164
Contract liabilities	4,912	7,999
Tax liabilities	85,628	144,730
Other current liabilities	21,540	13,494
Total current liabilities	408,486	447,893
Total liabilities	2,232,586	2,259,920
Total shareholders' equity and liabilities	5,025,508	4,884,939

8	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Net profit (loss)	105,113	71,651	125,232	64,497
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	27,312	24,137	53,504	47,384
Loss on disposal of property, plant and equipment	37	(62)	54	(62)
Change in expected credit loss	87	(128)	186	(128)
Finance cost, net	25,612	27,389	50,390	63,439
Net exchange differences	(7,756)	5,418	8,351	17,138
Non-cash operating items	122	5	243	2,394
Income tax expense	44,598	33,470	63,731	40,144
Income tax paid	(63,087)	(6,312)	(113,596)	(10,153)
MIP personal income tax paid / reimbursement, net	-	-	-	(11,426)
Changes in Working capital:	(150,326)	(105,609)	(218,028)	(208,694)
- Inventories	4,444	1,035	(68,810)	(65,902)
- Right to return assets	643	(248)	54	(278)
- Trade and other receivables	(173,467)	(120,122)	(134,916)	(109,140)
- Trade and other payables	12,360	15,958	(4,946)	21
- Accrued liabilities	5,827	7,386	(25)	(7,809)
- Other current financial liabilities	141	7,035	283	863
- Other current provision	(3,044)	(3,289)	(9,404)	(14,982)
- Contract liabilities	(5,900)	(5,349)	(3,345)	2,874
- Prepayments	3,162	1,688	(831)	(8,231)
- Other current financial assets	-	-	-	-
- Other	5,508	(9,703)	3,912	(6,110)
Net cash flows provided by operating activities	(18,288)	49,959	(29,933)	4,533
Interest received net of taxes withheld	1,270	948	3,161	2,164
Purchases of property, plant and equipment	(18,894)	(16,820)	(33,541)	(34,931)
Purchases of intangible assets	(1,953)	(1,815)	(6,094)	(2,303)
Proceeds from sale of property, plant and equipment	7	78	19	78
Purchase of other assets	(1,430)	-	(1,430)	-
Receipt of government grant	-	-	1,888	8,739
Net cash flows (used in) investing activities	(21,000)	(17,609)	(35,997)	(26,253)
IPO Proceeds, net of transaction costs	-	(83)	-	449,214
Repayment of loans and borrowings, net	(2,051)	(764)	(4,205)	(525,278)
Payment of transaction costs related to refinancing	-	-	(250)	-
Interest paid	(8,042)	(15,030)	(26,294)	(49,453)
Payments of lease liabilities	(10,603)	(8,390)	(20,599)	(16,656)
Interest portion of lease liabilities	(2,304)	(2,082)	(4,636)	(3,928)
Net cash flows (used in) financing activities	(23,000)	(26,349)	(55,984)	(146,101)
Net increase (decrease) in cash and cash equivalents	(62,288)	6,001	(121,914)	(167,821)
Cash and cash equivalents at beginning of period	298,594	169,379	355,843	344,408
Net foreign exchange difference	(907)	348	1,470	(859)
Cash and cash equivalents at end of period	235,399	175,728	235,399	175,728

9	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

	Three months ended March 31,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	432,484	362,524	19%	18%
DTC	140,705	117,773	19%	17%
Corporate / Other	1,141	947	20%	21%
Total Revenue	574,330	481,244	19%	18%
Americas	312,524	254,046	23%	20%
EMEA	212,845	189,519	12%	12%
APAC	47,820	36,732	30%	30%
Corporate / Other	1,141	947	20%	21%
Total Revenue	574,330	481,244	19%	18%

	Six months ended March 31,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	614,529	502,934	22%	21%
DTC	319,222	278,428	15%	13%
Corporate / Other	2,298	2,806	(18)%	(18)%
Total Revenue	936,049	784,168	19%	18%
Americas	523,224	435,499	20%	18%
EMEA	315,604	277,047	14%	13%
APAC	94,923	68,816	38%	38%
Corporate / Other	2,298	2,806	(18)%	(18)%
Total Revenue	936,049	784,168	19%	18%

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Total Revenue	574,330	481,244	936,049	784,168
USD impact	(8,155)	3,364	(9,221)	784,168
CAD impact	956	692	1,206	12,104
Other currencies impact	(731)	276	(1,296)	(781,288)
Total Revenue @ constant currencies	566,400	485,576	926,738	799,152
Revenue growth @ constant currencies	18%	23%	18%	24%

10	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(In thousands of Euros, except share and per share information)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Net profit (loss)	105,113	71,652	125,232	64,497
Add (Less) Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	166	-	7,460
Secondary offering related costs(3)	-	-	-	-
Realized and unrealized FX gains / losses(4)	(2,570)	5,483	9,301	17,138
Release of capitalized transaction costs(5)	-	-	-	10,548
Tax adjustment(6)	146	(282)	1,422	(9,501)
Adjusted Net profit (loss)	102,689	77,020	135,955	93,733
	-	-	-	-
Adj. Earnings per share
Basic	0.55	0.41	0.72	0.50
Diluted	0.55	0.41	0.72	0.50

Shares	187,829,202	187,825,592	187,829,202	187,370,399

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024, with no cost incurred in the three months ended March 31, 2025 and 2024 as well as in the six months ended March 31, 2025 and 2024.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents the effect of reversing capitalized transaction costs of the Original USD Term Loan due to its early repayment of USD 450 million in the first quarter ended December 31, 2023 and the subsequent impact on finance costs.

(6) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(In thousands of Euros)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Net profit (loss)	105,113	71,652	125,232	64,497
Add:
Income tax expense	44,598	33,470	63,731	40,144
Finance cost, net	25,612	27,389	50,390	63,439
Depreciation and amortization	27,312	24,137	53,504	47,384
EBITDA	202,635	156,648	292,857	215,464
Add Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	166	-	7,460
Secondary offering related costs(3)	-	-	-	-
Realized and unrealized FX gains / losses(4)	(2,570)	5,483	9,301	17,138
Adjusted EBITDA	200,065	162,297	302,158	243,653

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024, with no cost incurred in the three months ended March 31, 2025 and 2024 as well as in the six months ended March 31, 2025 and 2024.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(In thousands of Euros, unless otherwise stated)

	March 31,		September 30,
	2025		2024
Loans and borrowings (Non-current)	1,170,874		1,169,965
+ USD Term Loan (Current)	7,964		7,890
+ Lease liabilities (Non-current)	148,298		143,199
+ Lease liabilities (Current)	41,810		40,874
- Cash and cash equivalents	(235,399)		(355,843)
Net debt	1,133,547		1,006,085
Adjusted EBITDA (LTM)	613,461		554,955
Net leverage	1.8	x	1.8	x

12	BIRKENSTOCK HOLDING PLC || press release || May 15, 2025